                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 11-K
                                 AMENDMENT NO. 1

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 2001

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from ________ to ________

               Commission file number 33-39386

    A. Full title of the plan and the address of plan, if different from that of the issuer named below:

                         TEXAS REGIONAL BANCSHARES, INC.
                 AMENDED AND RESTATED EMPLOYEE STOCK OWNERSHIP PLAN
                             (with 401(k) provisions)

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         TEXAS REGIONAL BANCSHARES, INC.
                       3900 North 10th Street, 11th Floor
                              McAllen, Texas 78501

                         TEXAS REGIONAL BANCSHARES, INC.
                              AMENDED AND RESTATED
                          EMPLOYEE STOCK OWNERSHIP PLAN
                             (WITH 401(k) PROVISIONS)

                        Financial Statements and Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT


The Administrative Committee
Texas Regional Bancshares, Inc.
Amended and Restated
Employee Stock Ownership Plan
(With 401(k) Provisions):

We have audited the accompanying statements of net assets available for plan benefits of the Texas Regional Bancshares, Inc. Amended and Restated Employee Stock Ownership Plan (With 401(k) Provisions) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Texas Regional Bancshares, Inc. Amended and Restated Employee Stock Ownership Plan (With 401(k) Provisions) as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                  /s/ KPMG LLP

Austin, Texas
May 23, 2002

                         TEXAS REGIONAL BANCSHARES, INC.
                              AMENDED AND RESTATED
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2001 and 2000


                                                                        2001                    2000
                                                                   --------------          -------------
                                  ASSETS

Investments, at fair value:
     Certificates of deposit                                       $            -              1,363,898
     Money market saving accounts                                       1,657,184                      -
     Common stock                                                      24,303,674             20,607,080
     Mutual funds                                                           1,121                      -
     Participant loans                                                     10,512                  5,548
                                                                   --------------          -------------
                Total investments                                      25,972,491             21,976,526
                                                                   --------------          -------------
Cash                                                                        1,143                108,814
Accrued interest and dividends                                            102,479                 97,985
Employee contributions receivable                                          52,584                      -
Employer contributions receivable                                         123,785                283,921
                                                                   --------------          -------------
                Assets available for plan benefits                     26,252,482             22,467,246
                                                                   --------------          -------------
                               LIABILITIES

Excess contributions payable                                              (26,487)                (7,029)
                                                                   --------------          -------------
                Net assets available for plan benefits             $   26,225,995             22,460,217
                                                                   ==============          =============

See accompanying notes to financial statements.

                         TEXAS REGIONAL BANCSHARES, INC.
                              AMENDED AND RESTATED
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(K) PROVISIONS)

         Statements of Changes in Net Assets Available for Plan Benefits
                     Years ended December 31, 2001 and 2000


                                                                                     2001               2000
                                                                                --------------     -------------
Investment income:
    Net appreciation in fair value of investments                               $    3,454,407         3,961,584
    Interest                                                                            85,452            80,336
    Dividends                                                                          385,417           407,379
Employer contributions                                                                 508,785           733,921
Employee contributions                                                                 989,771           875,644
                                                                                --------------     -------------
                Total additions, net                                                 5,423,832         6,058,864
                                                                                --------------     -------------
Benefits paid to participants                                                        1,658,054           693,060
                                                                                --------------     -------------
                Net increase in net assets available for plan benefits               3,765,778         5,365,804
Net assets available for plan benefits:

    Beginning of year                                                               22,460,217        17,094,413
                                                                                --------------     -------------
    End of year                                                                 $   26,225,995        22,460,217
                                                                                ==============     =============

See accompanying notes to financial statements.

                         TEXAS REGIONAL BANCSHARES, INC.
                              AMENDED AND RESTATED
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)

                          Notes to Financial Statements

                           December 31, 2001 and 2000

(1)    DESCRIPTION OF THE PLAN

       The following description of the Texas Regional Bancshares, Inc. Amended and Restated Employee Stock Ownership Plan (With 401(k) Provisions) (the
       Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a)    GENERAL

              The Texas Regional Bancshares, Inc. Amended and Restated Employee Stock Ownership Plan (With 401(k) Provisions) (the Plan) is a defined contribution plan adopted by the Board of Directors December 11, 2001 to be effective December 31, 2001, except as otherwise provided in the Plan document, to eligible employees of Texas Regional Bancshares, Inc. (the Company) and its subsidiaries (collectively, the Employer). The principal operating subsidiary of the Company is Texas State Bank (the Bank). The Plan is a complete amendment and restatement of the Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions), established January 1, 1990 (the 1990 Plan), which in turn was a complete amendment and restatement of the Texas Regional Bancshares, Inc. Target Benefit Plan, originally effective January 1, 1984 for eligible employees of the Company and its subsidiaries.

              The Plan is a stock bonus plan containing Section 401(k) features that is intended to qualify under Section 401(a) of the Internal Revenue Code, as amended (the Code). The Plan is also designed to be an employee stock ownership plan under Section 4975(e)(7) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974.

              All employees who participated in the Company's 1990 Plan continue to participate in the Plan.

       (b)    CONTRIBUTIONS

              A participant may authorize the Employer to make a salary reduction contribution by reducing their salary and contributing to the Plan an amount subject to the limitations of the Internal Revenue Code and the actual deferral percentage tests as defined in the Plan. Effective December 1, 2001, participants may elect to have their salary reduction contribution allocated to various investment options offered by the Plan. The Plan currently offers a Company common stock fund, a Bank money market fund and seven mutual funds.

              Prior to December 31, 2001, a participant could authorize the Employer to make a salary reduction contribution by reducing their salary and contributing an amount which was not be less than 1% or more than 15% of the participant's compensation.

              Such contributions, when taken into account with other Employer contributions, shall not exceed the maximum deferral percentage computed in accordance with Internal Revenue Code 401(k)(3).


                                       4                             (Continued)

                         TEXAS REGIONAL BANCSHARES, INC.
                              AMENDED AND RESTATED
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)

                          Notes to Financial Statements

                           December 31, 2001 and 2000

              The Employer may make a discretionary matching contribution (matching contribution) on behalf of each participant up to a maximum of 100% of the participant's salary reduction contribution. The maximum matching contribution shall be based on a participant's salary reduction contribution; however, the matching contribution shall not exceed 4% of a participant's compensation. For purposes of the matching contribution, the participants' compensation for the first year of their eligibility to participate in the salary deferral and match provisions of the Plan shall be the compensation of the participant from the date of their initial salary reduction contribution to the end of the Plan year.

              The Employer may make a discretionary optional contribution (optional contribution). Prior to December 31, 2001, the Employer could also make a discretionary basic contribution (basic contribution).

              Effective December 31, 2001, the Employer shall contribute an amount to the Plan, to the extent necessary, to provide the top heavy minimum contribution.

              All contributions by the Employer shall be made in cash or in such property acceptable by the Board of Trustees. All Employer contributions shall be determined at the sole discretion of the Board of Directors of the Company.

       (c)    ELIGIBILITY

              Effective April 1, 2000, each employee who has attained age 21 and completed 3 consecutive months of service with 250 hours of service, shall become a participant and shall be eligible to make their initial salary reduction contributions and participant in the matching contributions. After the initial salary reduction contribution, changes to the percentage saved can be made on January 1, July 1 and a one time change on the last payroll of the year. Only participants who have completed one year of service, as defined, and are actively employed on the last day of the Plan year shall be eligible to participate in the matching contribution for the year.

              Prior to April 1, 2000, each employee was eligible to make salary reduction contributions and receive any matching contributions, if they had satisfied the eligibility requirements by January 1 or July 1 whichever the case may be. The eligibility requirements provided they had attained age 21 and completed 12 consecutive months of service and 1,000 hours of service following their initial date of service.

              Each employee shall become eligible to receive the optional contribution, if they have satisfied the eligibility requirements by January 1 or July 1 whichever the case may be. The eligibility requirements provide they have attained age 21 and completed 12 consecutive months of service and 1,000 hours of service following their initial date of service.


                                       5                             (Continued)

                         TEXAS REGIONAL BANCSHARES, INC.
                              AMENDED AND RESTATED
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)

                          Notes to Financial Statements

                           December 31, 2001 and 2000

       (d)    PARTICIPANT ACCOUNTS

              Effective December 1, 2001, each participant's account is credited daily with net earnings, gains, losses and expenses as well as any appreciation or depreciation in the market value using publicly listed fair market values when available and as in the past each account is credited with the salary reduction contribution at the time the contributions are made. Each participant's account is adjusted annually with the amount of Employer's contributions, if any, and forfeitures based on the participant's compensation in relation to total participant compensation.

       (e)    VESTING

              Participants are immediately vested in their salary deferral contributions and matching contributions plus allocated earnings thereon. Vesting in the remainder of their accounts is based on years of service. A participant is 100% vested after six years of service, upon death, upon reaching normal retirement age or upon becoming disabled.

              The Plan is not considered top heavy under the Code Section 416.

       (f)    PARTICIPANT LOANS

              Effective December 31, 2001, participants may borrow the lesser of
              (a) $50,000, reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the participant during the one year period ending on the day before the date on which such loan is made, over the outstanding balance of loans from the Plan to the participant on the date on which such loan was made or (b) 50 percent of the present value of the non-forfeitable accrued benefit of the participant under the Plan.

              Prior to December 31, 2001, participants could borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.

              Loan terms shall not exceed five years unless the loan is for the primary residence of the participant. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Administrative Committee. Participant loans are carried at the outstanding loan balance, which approximates fair value.

       (g)    PLAN TERMINATION

              Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The amounts in the Plan's participant accounts are then distributed to the Plan's participants who become automatically 100% vested upon Plan termination.


                                       6                             (Continued)

                         TEXAS REGIONAL BANCSHARES, INC.
                              AMENDED AND RESTATED
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)

                          Notes to Financial Statements

                           December 31, 2001 and 2000

       (h)    PAYMENT OF BENEFITS

              Effective December 31, 2001, upon termination of service, generally all distributions from the Plan will be made in one lump-sum payment. If the participant has a target benefit capital accumulation or elected a life annuity distribution option prior to December 31, 2001, all or a portion of the participant's account will be provided in annuity form.

              Prior to December 31, 2001, upon termination of service, with the approval of the Administrative Committee, a participant may elect to receive the value of their vested account balance either in the normal form of payment which is a straight-life annuity if single or a qualified joint and survivor annuity if married or one of the other optional forms of payment. The optional forms of payment include a lump-sum amount equal to the vested balance of the account, installments certain not to exceed the greater of the life expectancy of the participant or the joint lives and last survivor expectancies of the participant and the participant's designated beneficiary, a combination of the previous methods of payment or a direct rollover to a rollover account.

       (i)    ADMINISTRATION AND TRUSTEES

              The general administration of the Plan is performed by the Administrative Committee appointed by the Board of Directors of the Company. The Administrative Committee has broad powers regarding supervision and administration of the Plan.

              Pursuant to the terms of the Plan, the Company's Board of Directors has appointed three members to act as the Plan's Board of Trustees. Among other duties, the Board of Trustees is responsible for receiving and investing contributions, managing investments, making payments to members in accordance with the Plan and performing other actions as directed by the Administrative Committee.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF FINANCIAL STATEMENT PRESENTATION

              The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that effect the reported amounts of assets and liabilities as of the date of the statement and changes in net assets available for plan benefits for the period. Actual results could differ from those estimates.

       (b)    INVESTMENTS

              All of the investments of the Plan are held in trust by the Bank. All investments are stated at fair value except participant loans which are carried at the outstanding loan balance, which approximates fair value. Quoted market prices are used to value investments. Unrealized appreciation or depreciation in the fair value of investments held at year end and realized gain or loss on sales of investments during the year are determined using the fair value at the beginning of the year or cost, if acquired, since that date. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


                                       7                             (Continued)

                         TEXAS REGIONAL BANCSHARES, INC.
                              AMENDED AND RESTATED
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)

                          Notes to Financial Statements

                           December 31, 2001 and 2000

              The investment in common stock is in the Company's, the investments in certificates of deposit were issued by Texas State Bank and the money market savings accounts are deposits with Texas State Bank.

       (c)    TAX STATUS

              The Plan obtained its latest determination letter on July 29, 1993, in which the Internal Revenue Service stated that the Plan, as then designated, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan has requested a new determination letter. The Plan administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, and therefore, that the Plan was qualified and tax exempt as of the financial statement date.

       (d)    EXPENSES

              All expenses incident to the administration of the Plan may be paid by the Company and, if not paid by the Company, shall be paid by the Plan. The Company elected to pay all expenses in the years ended December 31, 2001 and 2000.

(3)    INVESTMENTS COMPRISING AT LEAST 5% OF NET ASSETS AVAILABLE FOR PLAN
       BENEFITS

       The following individual investments comprised at least 5% of net assets available for plan benefits at December 31, 2001 and 2000.

                                   IDENTITY OF ISSUE,
                                      BORROWER OR                  DESCRIPTION                  FAIR
             DATE                    SIMILAR PARTY                OF INVESTMENT                 VALUE
       -----------------           --------------------         ------------------          --------------

       December 31, 2001           Texas Regional               Common stock,
                                       Bancshares, Inc.             642,105 shares
                                                                    $1 par value            $   24,303,674

                                   Texas State Bank             Money market
                                                                    savings account         $    1,657,184

       December 31, 2000           Texas Regional               Common stock,
                                       Bancshares, Inc.             634,064 shares
                                                                    $1 par value            $   20,607,080

                                   Texas State Bank             Certificates
                                                                    of deposit
                                                                    bearing interest
                                                                    from 6.25% to
                                                                    6.68% with
                                                                    maturity dates
                                                                    ranging from
                                                                    April 2, 2001 to
                                                                    April 1, 2002           $    1,363,898



                                                    8                (Continued)

                         TEXAS REGIONAL BANCSHARES, INC.
                              AMENDED AND RESTATED
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)

                          Notes to Financial Statements

                           December 31, 2001 and 2000

       At December 31, 2001 and 2000, 537,616 and 540,155 shares of common stock, respectively, were nonparticipant-directed.

       During 2000, the Plan received 57,642 shares of common stock, which had a fair value at December 31, 2000 of $1,873,365, as a result of a 10 percent stock dividend paid by the Company.

       The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated in value by $3,454,407 and $3,961,584 for the years ended December 31, 2001 and 2000, respectively. Such amounts were primarily attributed to the investment in Texas Regional Bancshares, Inc.'s common stock.

(4)    NON-PARTICIPANT DIRECTED INVESTMENTS

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                          DECEMBER 31,
                                                          ----------------------------------------
                                                                2001                     2000
                                                          --------------            --------------
           Net Assets:
                 Certificates of deposit                  $            -                   128,063
                 Money market savings accounts                   127,431                         -
                 Common stock                                 20,348,744                17,555,031
                                                          --------------            --------------
                                                          $   20,476,205                17,683,094
                                                          ==============            ==============

                                                                                    YEAR ENDED
                                                                                 DECEMBER 31, 2001
                                                                                 -----------------
           Changes in Net Assets:
                 Net appreciation in fair value of investments                   $       3,307,031
                 Interest                                                                    8,836
                 Dividends                                                                 327,132
                 Employer contributions                                                    508,785
                 Benefits paid                                                         (1,358,673)
                                                                                 -----------------
                                                                                 $      2,793,111
                                                                                 =================


                                                 9                   (Continued)

                         TEXAS REGIONAL BANCSHARES, INC.
                              AMENDED AND RESTATED
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)

                          Notes to Financial Statements

                           December 31, 2001 and 2000

(5)    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

       Excess contributions and the related earnings are reported as reductions of employee contributions and interest in the financial statements. Such excess contributions are reported as corrective distributions in the Form 5500. The following is a reconciliation of the 2001 financial statements to the Form 5500 for the excess contributions:

                                                           EMPLOYEE                                        CORRECTIVE
                                                         CONTRIBUTIONS             INTEREST              DISTRIBUTIONS
                                                      -------------------    -------------------      -------------------
       As reported in the financial statements        $      989,771                85,452                       -

       Excess Contributions                                   23,774                 2,713                  26,487
                                                      -------------------    -------------------      -------------------
       As reported in the Form 5500                   $    1,013,545                88,165                  26,487
                                                      ===================    ===================      ===================


(6)    SUBSEQUENT EVENT

       On January 1, 2002 the Bank of Texas Plan and the Harlingen National Bank Plan, which are affiliated with two banks previously acquired by the Company, were merged into the Plan. Assets transferred into the Plan were approximately $434,000.

                         TEXAS REGIONAL BANCSHARES, INC.
                              AMENDED AND RESTATED
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001


 IDENTITY OF ISSUE,
  BORROWER, LESSOR                                                                                    CURRENT
  OR SIMILAR PARTY            DESCRIPTION OF INVESTMENT                          COST                  VALUE
------------------------------------------------------------------------------------------------------------------
Mutual funds:
   Fidelity Investments     Fidelity Dividend Growth Fund                   $           547                   549
   Liberty Funds            Liberty Acorn Fund                                          271                   275
   Vanguard Group           Vanguard 500 Index Fund                                     108                   107
   Weitz Fund               Weitz Partners Value Fund                                   190                   190
                                                                            ---------------       ---------------
                                                                                      1,116                 1,121
Money market account:
   *Texas State Bank        Money market saving accounts                          1,657,184             1,657,184
                                                                            ---------------       ---------------

Common stock:
   *Texas Regional          Common stock, 642,105 shares,
      Bancshares, Inc.         $1 par value                                      20,849,284            24,303,674
                                                                            ---------------       ---------------

Participant loans:
   *Participants            Participant loans, bearing interest
                            ranging from 6% to 8.25%                                 10,512                10,512
                                                                            ---------------       ---------------
                                                                            $    22,518,096            25,972,491
                                                                            ===============       ===============
*Party-in-interest



See accompanying independent auditors' report.

                                 SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       TEXAS REGIONAL BANCSHARES, INC.
                                       AMENDED AND RESTATED
                                       EMPLOYEE STOCK OWNERSHIP PLAN
                                       (with 401(k) provisions)


Date:      June 28, 2002               /s/ G. E. RONEY
     -----------------------------     --------------------------------------
                                       G. E. Roney
                                       Trustee

                        INDEX TO EXHIBITS FILED HEREWITH


                                                          SEQUENTIALLY
EXHIBIT                                                     NUMBERED
NUMBER                    EXHIBIT                             PAGE
-------                   -------                         ------------
   1            Independent Auditors' Consent